FILE No.
82-3874

# NSON REEK RESOURCES LTD.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX

[redacted]

04012868

SEC MAIL PROCESSING
RECEIVED
FEB 17 2004
WASH., D.C. 158 SECTION

February 9, 2004

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated February 9, 2004</u>

PROCESSED
FEB 19 2004
THOMSON
FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for [signature]
BARBARA O'NEILL

dlw 2/18

FILE No. 82-3874


# MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606


## NEWS RELEASE

**FEBRUARY 9, 2004**

News Release: **04-01**

Symbol: TSX Venture-MCK
12g3-2(b) File No. 82-3874

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1.403.233.0464**

---

Manson Creek Resources Ltd. is pleased to announce the acquisition of a new porphyry-type project near Houston, British Columbia.

The property consists of 38 staked and contiguous registered units totaling approximately 950 hectares and is considered prospective for base and precious metal bearing porphyry, vein and skarn type deposits. The property is road accessible.

A 100% interest to be purchased by Manson Creek over 6 years for a cash consideration of $92,500 and the issuance of 575,000 shares. The property vendor will retain a 1.5% NSR (Net Smelter Royalty), 1% of which Manson Creek may elect to repurchase for the amount of $1,000,000.

This transaction is subject to all required regulatory and exchange approvals.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President and Director


No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-3874

**MANSON CREEK RESOURCES LTD.**

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

# NEWS RELEASE

**FEBRUARY 9, 2004**

News Release: **04-01**

Symbol: TSX Venture-MCK
12g3-2(b) File No. 82-3874

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1.403.233.0464**

Manson Creek Resources Ltd. is pleased to announce the acquisition of a new porphyry-type project near Houston, British Columbia.

The property consists of 38 staked and contiguous registered units totaling approximately 950 hectares and is considered prospective for base and precious metal bearing porphyry, vein and skarn type deposits. The property is road accessible.

A 100% interest to be purchased by Manson Creek over 6 years for a cash consideration of $92,500 and the issuance of 575,000 shares. The property vendor will retain a 1.5% NSR (Net Smelter Royalty), 1% of which Manson Creek may elect to repurchase for the amount of $1,000,000.

This transaction is subject to all required regulatory and exchange approvals.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

# MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.0464 FAX: 403.266.2606


FILE No. 82-3874

## NEWS RELEASE

**FEBRUARY 9, 2004**

News Release: **04-01**

Symbol: TSX Venture-MCK
12g3-2(b) File No. 82-3874

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1.403.233.0464**

Manson Creek Resources Ltd. is pleased to announce the acquisition of a new porphyry-type project near Houston, British Columbia.

The property consists of 38 staked and contiguous registered units totaling approximately 950 hectares and is considered prospective for base and precious metal bearing porphyry, vein and skarn type deposits. The property is road accessible.

A 100% interest to be purchased by Manson Creek over 6 years for a cash consideration of $92,500 and the issuance of 575,000 shares. The property vendor will retain a 1.5% NSR (Net Smelter Royalty), 1% of which Manson Creek may elect to repurchase for the amount of $1,000,000.

This transaction is subject to all required regulatory and exchange approvals.

"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.